BMC Software, Inc.
2101 CityWest Blvd.
Houston, TX 77042

December 18, 2007

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Attention:       Megan Akst, Staff Accountant

Re:	BMC Software, Inc. Form 10-K for Fiscal Year Ended March 31, 2007 File No. 001-16393

Dear Megan:

BMC Software, Inc. (the “Company”) is in receipt of the comment letter from the Staff of the Securities and Exchange Commission dated December 14, 2007 with respect to the above-referenced Company filing. Due to upcoming holidays and scheduled vacation and travel plans of various key personnel involved in preparing the Company’s response, the Company respectfully requests an extension to the initial reply deadline to Friday, January 11, 2008.

If this request causes the Staff concern or you have any questions regarding it, please do not hesitate to contact the undersigned at 713-918-3559.

Very truly yours,

/s/ Christopher C. Chaffin
Christopher C. Chaffin
Vice President, Deputy General Counsel &
Assistant Secretary